FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1. Nature of business and significant accounting policies

Nature of business

FSB Premier Wealth Management, Inc. (the Company), formerly known as FSB Warner Financial, Inc., conducts business as a broker-dealer in securities and as a registered investment advisor. The Company primarily serves individual and institutional customers in Iowa and has an office in Iowa.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). Farmers State Bank (the Bank) is a commercial bank and a wholly-owned subsidiary of the Parent. The Company has certain transactions with the Bank (see Notes 5 and 8).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Concentrations of Credit Risk

The Company's cash is on deposit at one financial institution, Farmers State Bank, and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Marketable securities owned

Marketable securities owned are carried at fair value. Unrealized gains and losses are included in earnings of the reporting period.

Furniture and equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 3 to 5 years.

Goodwill

Goodwill acquired in connection with the acquisition of the Company totals $80,000 at December 31, 2016 and is not amortized but is tested annually for impairment. Impairment losses of $30,000 were recognized in the year ended December 31, 2016 (see Note 9).

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Nature of business and significant accounting policies (continued)

Income taxes
Effective January 1, 2014, the Company files consolidated income tax returns with its Parent, an S Corporation. As an S Corporation, the consolidated items of taxable income and expense are reported by the Parent's stockholders and the Company is not generally subject to income tax.

At December 31, 2016, the Parent's income tax returns for the years 2013 through 2016 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2016, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Commission revenue from customer securities transactions and related expenses are recorded on the trade date basis. Investment advisory fees are generally billed in advance on a quarterly basis and recognized over the quarterly period. Mutual fund trailer fee income is recognized when payment is received.

Allowance for Doubtful Accounts
The Company believes that amounts due from its clearing organization and other accounts receivable are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2016.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 2. Receivable from clearing organization

Receivable from clearing organization consists of the following as of December 31, 2016.

Commissions	$	30,178
Clearing deposit		40,000
Total	$	70,178

Note 3. Marketable securities owned

Marketable securities owned as of December 31, 2016 consist of exchange-traded corporate equities held for investment at fair values.

Fair Value Hierarchy - The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities. At December 31, 2016, all marketable securities were classified as Level 1.

Note 4. Net capital requirements

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2016, 6 2/3% of aggregated indebtedness was $11,971. Additionally, the Company's net capital was $336,101 which was $286,101 in excess of the required net capital of $50,000. Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 53.42%.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 5.   Operating leases

The Company's primary office facilities are located in a building owned by the Bank. The Company leases this space from the Bank on a month-to-month basis. Rent expense to this related party for the year ended December 31, 2016 was $13,500.

Note 6.   Off-balance sheet risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer, RBC Capital Markets. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 7.   Employee benefit plan

On January 1, 2015, the Company and the Bank merged their employee benefit plans. The qualified plan has a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements and includes a matching contribution of employee deferrals up to 4.0% of employee compensation. The profit-sharing plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may determine. For the year ended December 31, 2016, the Board of Directors of the Company approved a profit sharing contribution of 5.0% of employee compensation. Total contribution expense was $70,732 for the year ended December 31, 2016.

Note 8.   Related party transactions

The Bank provides the Company with accounting and human resource oversight. Salary expense for these services to this related party for the year ended December 31, 2016 was $16,500.   Also, employees of the Bank provide brokerage advisor services and earn commission for the Company.   For the year ended December 31, 2016, commission expense paid to the related party was $38,969. Additionally, the Bank provides dental insurance coverage for the Company's employees, and the total insurance premiums paid to the Bank for the year ended December 31, 2016 was $6,677. The Company's primary office facilities are located in a building owned by the Bank (see Note 5). The Company maintains its short-term operating funds on deposit with the Bank and these funds totaled $56,000 at December 31, 2016. Also, the Company has a credit card with the Bank which had a balance due of $1,400 at December 31, 2016.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 9.   Goodwill

The change in goodwill during the year is as follows:

Balance, January 1, 2016	$	110,000
Acquired goodwill		-
Impairment		(30,000)
Balance, December 31, 2016	$	80,000

At December 31, 2016, the Company's reporting unit had positive equity, and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit exceeded its fair value. Therefore, the Company proceeded to complete the two-step impairment test. It was determined that the implied value of goodwill was less than the carrying costs, resulting in an impairment charge of $30,000 for the year ended December 31, 2016. The facts and circumstances that led to an impairment of goodwill included the closure of the Omaha, Nebraska office in December, 2014 and the related reduction in revenue from this region.

_____